UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
(Amendment No. 2)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 000-28980

ROYAL STANDARD MINERALS INC.
(Translation of the registrant’s name into English)

50 Richmond Street East, Suite 101
Toronto, Ontario
M5C 1N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

EXPLANATORY NOTE

     Royal Standard Minerals, Inc. (the “Company”) is filing this Amendment No. 2 to its Report of Foreign Private Issuer on Form 6-K for the month of May, 2012, which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2012 (the “Initial Filing Date”) and amended on June 7, 2012 (as amended, the “Original Filing”) to re-furnish Exhibits 99.2 and 99.4 to the Original Filing in their entirety, including portions of such exhibits for which the Company had previously sought confidential treatment pursuant to an application under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Copies of Exhibits 99.2 and 99.4 that include certain of such previously redacted information are furnished as Exhibits 99.2 and 99.4 to this Amendment No. 2 to Form 6-K.

     This Amendment No. 2 does not reflect events occurring after the Initial Filing Date and no attempt has been made in this Amendment No. 2 to modify or update other disclosures as presented in the Original Filing. Accordingly, this Amendment No. 2 should be read in conjunction with the Company’s filings with the SEC subsequent to the Initial Filing Date.

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Material Change Report (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on May 14, 2012).

99.2#	Senior Secured Gold Stream Credit Agreement by and between Manhattan Mining Co., certain guarantors and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated August 26, 2011.*

99.3	First Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated May 2, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 14, 2012).

99.4	Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated August 26, 2011.*

99.5	Amendment to Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated May 2, 2012 (incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 1 to Form 6-K filed with the SEC on June 7, 2012).
______________________

*	Furnished herewith.
#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL STANDARD MINERALS INC.
(Registrant)

Date: July 24, 2012	/s/ Ike Makrimichalos
Name: Ike Makrimichalos
Title: Chief Financial Officer